EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three months ended June 30, 2004
(As Restated)
Earnings:
Income before income taxes	$747
Add:
Rent expense representative of interest(1)	713
Interest expense net of capitalized interest	1,831
Amortization of debt discount and expense	281
Amortization of capitalized interest	9

Adjusted Earnings	$3,581

Fixed Charges:
Rent expense representative of interest(1)	$713
Interest expense net of capitalized interest	1,831
Amortization of debt discount and expense	281
Capitalized interest	—

Fixed Charges	$2,825

Ratio of earnings to fixed charges	1.27

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.